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Salem Cycle and Marblehead Cycle

Bike Shop

72 Washington St
Salem, MA 01970
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Open until 5:00 PM
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $15,000 invested.
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THE PITCH
Salem Cycle and Marblehead Cycle is seeking investment to purchase a van for mobile repair and service and pay for inventory.
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PRESS
Retail comes full circle for two Massachusetts bike stores

SALEM, Mass. (BRAIN) — When Dan Shuman started working for owner Chris Finn as an apprentice at Marblehead Cycle in 1989, he was a sophomore in high school with no plans to make a career in bike retail. Circumstances dictated otherwise.Through a convoluted sequence of events, Shuman ended up owning both Marblehead Cycle and Salem Cycle, which Finn opened in 1994 and Shuman bought in 2000.

Bike shops push back on Baker order, seek to be deemed 'essential'

BEVERLY — Bike shops are not included on the governor's list of "essential services" that can continue operating after Tuesday, and local shop owners are mounting an effort to change

Dan Shuman comes full circle with Marblehead Cycle

He got his start in high school and now owns the Bessom Street shop

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THE TEAM
Dan Shuman
President

Dan is a certified bicycle mechanic

Bike shop owner or employee for over twenty years

Salem Chamber of Commerce "Businessman of the Year 2009"

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AN EXPERIENCE YOU'LL LOVE

At Salem Cycle, we strive to provide you with quality workmanship, attentive service, and great value. Our goal is for you to love your cycling experience!

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INTENDED USE OF FUNDS

We plan to use the capital raised to invest in a mobile service and delivery vehicle. With peoples' busy schedules, a delivery van will allow the shop to expand our availability for our customers beyond our shop space.

Facilitate delivery of completed work orders
Coordinate pick ups with customers
Added convenience for folks who are unable to visit us during shop hours
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SPONSOR AND ORGANIZER OF THE WITCHES CUP BICYCLE RACE
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Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Mobile Repair Operations $23,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,387,894 $1,429,531 $1,472,417 $1,516,590 $1,562,088
Cost of Goods Sold $604,680 $622,820 $641,504 $660,749 $680,571
Gross Profit $783,214 $806,711 $830,913 $855,841 $881,517

EXPENSES

Payroll $243,191 $249,270 $255,501 $261,888 $268,435
Payroll Tax $27,547 $28,235 $28,940 $29,663 $30,404
Automobile Expense $7,837 $8,032 $8,232 $8,437 $8,647
Bank Service Charge $5,485 $5,622 $5,762 $5,906 $6,053
Credit Card Fees $16,462 $16,873 $17,294 $17,726 $18,169
Dues and Subscriptions $3,019 $3,094 $3,171 $3,250 $3,331
Equipment Rental $230 $235 $240 $246 $252
Insurance $8,580 $8,794 $9,013 $9,238 $9,468
Interest Expense $12,419 $12,729 $13,047 $13,373 $13,707
License and Permits $658 $674 $690 $707 $724
Miscellaneous $15,416 $15,801 $16,196 $16,600 $17,015
Office Expense $38,215 $39,170 $40,149 $41,152 $42,180
Advertising $16,046 $16,447 $16,858 $17,279 $17,710
Professional Fees $14,755 $15,123 $15,501 $15,888 $16,285
Rent $94,652 $97,018 $99,443 $101,929 $104,477
Repairs $15,880 $16,277 $16,683 $17,100 $17,527
Telephone $12,347 $12,655 $12,971 $13,295 $13,627
Travel & Entertainment $4,102 $4,204 $4,309 $4,416 $4,526
Tools $1,664 $1,705 $1,747 $1,790 $1,834
Trash $1,448 $1,484 $1,521 $1,559 $1,597
Utilities $4,435 $4,545 $4,658 $4,774 $4,893
Supplies $23,505 $24,092 $24,694 $25,311 $25,943
Taxes $2,552 $2,615 $2,680 $2,747 $2,815
Warranty $601 $616 $631 $646 $662
Operating Profit $212,168 $221,401 $230,982 $240,921 $251,236
This information is provided by Salem Cycle and Marblehead Cycle. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $25,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends June 12, 2021

Summary of Terms

Legal Business Name Salem Cycle, Inc.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 0.5%–1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2029

Financial Condition

Historical milestones

Salem Cycle and Marblehead Cycle has been operating since 2014 and has since achieved the following milestones:

Opened location in Salem Massachusetts

Achieved revenue of $626,658 in 2019, which then grew to $1,274,355 in 2020

Had Cost of Goods Sold (COGS) of $305,049, which represented gross profit margin of 49% in 2019. COGS were then $708,238 the following year, which implied gross profit margin of 55%.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Salem Cycle and Marblehead Cycle to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Salem Cycle and Marblehead Cycle operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Salem Cycle and Marblehead Cycle competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Salem Cycle and Marblehead Cycle's core business or the inability to compete successfully against the with other competitors could negatively affect Salem Cycle and Marblehead Cycle's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Salem Cycle and Marblehead Cycle's management or vote on and/or influence any managerial decisions regarding Salem Cycle and Marblehead Cycle. Furthermore, if the founders or other key personnel of Salem Cycle and Marblehead Cycle were to leave Salem Cycle and Marblehead Cycle or become unable to work, Salem Cycle and Marblehead Cycle (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Salem Cycle and Marblehead Cycle and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Salem Cycle and Marblehead Cycle is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Salem Cycle and Marblehead Cycle might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Salem Cycle and Marblehead Cycle is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Salem Cycle and Marblehead Cycle

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Salem Cycle and Marblehead Cycle's financial performance or ability to continue to operate. In the event Salem Cycle and Marblehead Cycle ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Salem Cycle and Marblehead Cycle nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Salem Cycle and Marblehead Cycle will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Salem Cycle and Marblehead Cycle is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Salem Cycle and Marblehead Cycle will carry some insurance, Salem Cycle and Marblehead Cycle may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Salem Cycle and Marblehead Cycle could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Salem Cycle and Marblehead Cycle's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Salem Cycle and Marblehead Cycle's management will coincide: you both want Salem Cycle and Marblehead Cycle to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Salem Cycle and Marblehead Cycle to act conservative to make sure they are best equipped to repay the Note obligations, while Salem Cycle and Marblehead Cycle might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Salem Cycle and Marblehead Cycle needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Salem Cycle and Marblehead Cycle or management), which is responsible for monitoring Salem Cycle and Marblehead Cycle's compliance with the law. Salem Cycle and Marblehead Cycle will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Salem Cycle and Marblehead Cycle is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Salem Cycle and Marblehead Cycle fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Salem Cycle and Marblehead Cycle, and the revenue of Salem Cycle and Marblehead Cycle can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Salem Cycle and Marblehead Cycle to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Salem Cycle and Marblehead Cycle. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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